Strategic Partners Style Specific Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

September 15, 2006

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategic Partners Style Specific Funds
Registration Statement on Form N-14
File Nos. 333-136542 and 811-09439

Dear Mr. Greene:

Set forth below are our proposed responses to telephonic comments received by the undersigned from you on September 5, 2006 on behalf of the Jennison Conservative Growth Fund (the Fund), a series of Strategic Partners Style Specific Funds (the Trust).  Such comments relate to the Trust’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on August 11, 2006 under the Securities Act of 1933.  The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of the Strategic Partners Capital Growth Fund (the SP Fund), a series of Strategic Partners Mutual Funds, Inc., that will be held on November 30, 2006 (the Meeting).  At the Meeting, shareholders of the SP Fund will be asked to vote to approve or disapprove the acquisition of the SP Fund by the Fund (the Reorganization).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.                                       Comment:  Please make the appropriate Tandy representations.

Response:  The Tandy representations are included at the end of this letter.

2.                                       Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response:  This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

3.             Comment:  Please include a table of contents to the prospectus.

Response:  The table of contents appears on the last page of the prospectus.  Accordingly, no revisions to the N-14 Registration Statement are required.

4.                                       Comment:  Please confirm that either the SP Fund and the Fund’s currently outstanding registration statement on form N-1A or the N-14 Registration Statement contains disclosure concerning market timing, portfolio holdings and portfolio manager compensation.

Response:  We hereby confirm that the SP Fund and the Fund’s currently outstanding registration statement on form N-1a contains such disclosure.

5.                                       Comment:  Please confirm supplementally that the Distributor will not seek to recover waivers of Rule 12b-1 fees for the Fund as disclosed in the Prospectus/Proxy Statement after the Reorganization.

Response:  We hereby confirm that the Distributor will not seek to recover the historical waivers on the Fund’s shares after the Reorganization.

6.                                       Comment:  Please confirm that the SP Fund has filed a supplement to its prospectus relating to the Reorganization.

Response:  We hereby confirm that the SP Fund has filed a supplement to its prospectus relating to the Reorganization.

Proxy/Prospectus

1.                                     Comment: Each Fund invests in large companies.  Please include disclosure defining what each Fund considers to be a large company.

Response:  The disclosure has been revised as requested.

2.                                       Comment:  In the “Comparision of Other Policies-Foreign Securities” section, please disclose (a) the risks of unsponsored ADRs and (b) the Fund’s policy with respect to investing in securities issued by emerging market countries.

Response: (a) The disclosure has been revised as requested. (b) The disclosure has been revised as requested.

3.                                 Comment:                In the “Comparision of Other Policies-Short Sales” section, please include disclosure relating to the infinite risk associated with short sales.

Response:             The disclosure has been revised as requested.

4.                                     Comment:  In the “Other Accounts Managed by Portfolio Manager-Compensation Structure and Methods(s)/Material Conflicts of Interest” section, please clarify if a benchmark was used to compare Mr. Marsico’s performance and if a benchmark was used please state which benchmark.

Response:   The disclosure has been revised as requested.

6.                                       Comment:  In the “Fees and Expenses” section, please move the footnotes that appear immediately below the fee table so that they appear immediately below the expense examples.

Response:  The requested change has been made.

7.                                       Comment:  In the “Fees and Expenses” section, please confirm whether the small account fee will be deducted from an account if its value falls below the minimum due to market value as well as redemptions.

Response:  We hereby confirm that the small account fee will be deducted from an account if its value falls below the minimum due to market value as well as redemptions.

8.                                       Comment:  In the “Tax Consequences of the Reorganization” section, please disclose the results of the capital loss carryfowards on this Reorganization in light of the facts and circumstances surrounding this Reorganization.

Response:  The disclosure has been revised as requested.

9.                                       Comment:  Incorporate by reference the SP Fund’s financial statements.

Response:  The disclosure has been revised as requested.

Pro Forma Financial Statements

1.                                       Comment:  Please include an adjustment in the Pro Forma Statement of Assets and Liabilities to give effect to the estimated reorganization-related expenses  to be borne by the SP Fund.  Rule 11-02(b)(6) of Regulation S-X provides, in pertinent part, that pro forma adjustments related to the pro forma condensed balance sheet must “include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.”

Response:  The expenses of the Reorganzation are being paid by Prudential Investments or an affiliate.  Because the SP Fund is not bearing any expenses that are directly attributable to the Reorganization, no adjustment should be made to the pro forma condensed balance sheet. Therefore, revisions to the Pro Forma Statement of Assets and Liabilities are not necessary.

2.                                       Comment:  In the last sentence on page F-3 of the Portfolio of Investments, please clarify that as a result of the Reorganization it is not expected that the Jennison Fund must sell any of the investments because no realignment is expected.

Response:              The disclosure has been revised as requested.

3.                                       Comment:  In the Portfolio of Investments, please list the share class, if applicable, for investments in mutual funds.  Supplementally provide the legal basis for such investments.

Response:              The investment company listed only has one share class.  Therefore, it was not necessary to revise the disclosure.  The legal basis is Investment Company Act of 1940 Release NO. 24179 dated December 1, 1999.

4.                                       Comment:  In the Statement of Operations, please clarify footnote (b) to state that the restatement is due to contractual fee rates.

Response:             The disclosure has been revised as requested.

5.                                       Comment:  Please confirm supplementally that the Funds have no material difference in their valuation policies.

Response:             We hereby confirm that the Funds have no material differences in their valuation policies.

6.                                       Comment: Confirm that the Fund considered the accounting rather than legal analysis pursuant to the North American Security Trust no-action letter and explain each factor.

Response:  The Fund consider the accounting rather than legal analysis pursuant to the North American Security Trust no-action letter and already provided such analysis to the staff in the transmittal letter for the N-14 Registration Statement.

7.                                       Comment: (a) Please explain the new fee schedule and tie it to the financial presentation. (b) Please confirm that the new reduced fee schedule amount is shown in the acquired fund, acquiring fund and the pro forma fore the acquiring fund and is not depicted as an adjustment (c) Does footnote B to the Statement of Operations include any adjustment for the contractual fee schedules changes that are not merger related?  Generally, adjustments are only for merger changes and not for new contractual fee schedules. (d) Does the $534,513 that the Jennison Fund pays in Class A distribution fees need to be noted as adjusted downward?Additonally please note any other numbers that were adjusted downard. (e)Please provide your basis for providing semi-annuals annualized. (f)Please confirm supplementally that annualizing the semi-annuals does not materially change the presentation except for the changes relating to the new fees.

Response:  (a) The disclosure has been revised as requested.  (b) The Fund confirms that the new reduced fee schedule amount is shown in both the acquired fund, acquiring fund and the pro forma for the acquiring fund and is not depicted as an adjustment. (c) Footnote B to the Statement of Operations only includes merger related fee adjustments. (d) The disclosure has been revised as requested. (e) The Fund believes the annualizing the semi-annual period is the most representative as to where the fees are actually going to be and Brian Bullard agreed.  (f) The Fund confirms that that annualizing the semi-annuals does not materially change the presentation except for the changes relating to the new fees.

*              *              *

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo